UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
_________________

FORM 6-K

REPORT OF FOREIGN PRIVATE

ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Date: April 29, 2022

UBS Group AG
Commission File Number: 1-36764

UBS AG

Commission File Number: 1-15060

(Registrants’

Names)

Bahnhofstrasse 45, Zurich, Switzerland and
Aeschenvorstadt 1, Basel, Switzerland
(Address of principal executive offices)

Indicate by check mark whether the registrants file or will file annual reports under cover of
Form 20-F or Form 40-F.

Form 20-F

☒

Form 40-F

☐

UBS AG produces regular annual and quarterly reports, which are submitted to the SEC under
Forms

20-F

and

6-K,

respectively.

These

reports

are

prepared

in

accordance

with

International
Financial

Reporting

Standards

(IFRS).

SEC

regulations

require

certain

additional

disclosures

to

be
included

in

registration

statements

relating

to

offerings

of

securities.

Certain

of

these

additional
disclosures follow herein,

and should

be read

in conjunction with

the annual

report on

Form 20-F

for
the year ended

31 December 2021 of

UBS Group AG and

UBS AG, filed with

the SEC on March

07,
2022, as

well as

UBS AG's first

quarter 2022 report,

submitted to the

SEC on Form

6-K on

April 29,
2022.

Capitalization of UBS AG

The

following table

presents

the

consolidated

capitalization

of

UBS AG

in accordance

with International
Financial Reporting Standards (IFRS) in US dollars,

the presentation currency of

UBS AG.

As of
USD million 31.3.22 31.12.21
Debt:
Short-term debt issued
1

70,621

79,444
Long-term debt issued
2

133,382

134,083
Total debt issued

204,003

213,527
of which: Funding from UBS Group AG

59,569

59,635
Equity attributable to UBS AG shareholders

57,962

58,102
Equity attributable to non-controlling interests

356

340
Total capitalization

262,322

271,969
1 Short-term debt issued is composed of debt issued (reflected on the balance sheet lines Debt issued measured at amortized cost and Debt issued designated at fair value) by UBS AG and its subsidiaries and Funding from UBS

Group AG (measured at

amortized cost and designated at

fair value) with a

remaining contractual maturity of

less than one year without

considering any
early redemption features.

2 Long-term debt issued is composed of debt

issued (reflected on the balance sheet lines

Debt issued measured at amortized cost

and Debt issued designated at
fair value) by UBS AG and its subsidiaries and Funding

from UBS Group AG (measured at amortized cost and designated at fair value) with a remaining contractual

maturity of more than one
year without considering any early redemption features.

This Form 6-K is hereby incorporated

by reference into (1) each of

the registration statements of UBS
AG

on

Form

F-3

(Registration

Numbers

333-253432

and

333-263376),

and

of

UBS

Group

AG

on
Form

S-8

(Registration

Numbers

333-200634;

333-200635;

333-200641;

333-200665;

333-215254;
333-215255; 333-228653; 333-230312;

and 333-249143), and

into each prospectus

outstanding under
any of the

foregoing registration statements, (2) any

outstanding offering circular or

similar document
issued or

authorized by

UBS AG

that incorporates

by reference

any Forms

6-K of

UBS AG

that are
incorporated

into

its

registration

statements

filed

with

the

SEC,

and

(3)

the

base

prospectus

of
Corporate

Asset

Backed

Corporation

(“CABCO”)

dated

June

23,

2004

(Registration

Number

333-
111572),

the Form 8-K of

CABCO filed and dated

June 23, 2004 (SEC

File Number 001-13444), and
the

Prospectus Supplements

relating

to

the

CABCO Series

2004-101

Trust

dated May

10,

2004

and
May 17, 2004 (Registration Number 033-91744 and 033-91744-05).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly
caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.

UBS Group AG

By: _/s/ David Kelly _____________
Name:

David Kelly
Title:

Managing Director

By: _/s/ Ella Campi ______________
Name:

Ella Campi

Title:

Executive Director

UBS AG

By: _/s/ David Kelly _____________
Name:

David Kelly
Title:

Managing Director

By: _/s/ Ella Campi ______________
Name:

Ella Campi

Title:

Executive Director

Date:

April 29, 2022